Exhibit 99.3

NOTES TO THE FORM OF PROXY

1. As a shareholder of the Company you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the Annual General Meeting.
2. The appointment of a proxy does not preclude you from attending and voting in person. If you appoint a proxy and attend the meeting in person, your proxy appointment will be automatically terminated.
3. A proxy does not have to be a shareholder of the Company but must attend the meeting to represent you. To appoint as your proxy a person other than the Chairman of the meeting, strike out the words "Chairman of the Meeting" and add the name of the proxy you wish to appoint and initial the alteration. The proxy need not be a shareholder. You may appoint more than one proxy, provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy please contact the Company's registrars, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen B62 8HD.
4. Please indicate with an "X" in the relevant box marked "For" or "Against" how you wish the proxy to vote. If you wish to abstain from voting, you should indicate by inserting an "X" in the "withheld" box. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against a resolution.
5. If you do not give any specific instructions, your proxy may vote or abstain at his/her discretion on the specified resolutions and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including a motion to adjourn the meeting or amend a resolution) which may properly come before the meeting.
6. In the case of a shareholder which is a corporation this form must be completed under its common seal or under the hand of a duly authorised officer or attorney.
7. In the case of joint holders the vote of the first-named holder on the Register of Members (whether voting in person or by proxy) will be accepted to the exclusion of the votes of the other joint holders.
8. To be valid, this form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power must reach the Company's Registrars, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen B62 8HD, not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment as the case may be.
9. CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent Neville Registrars Limited (CREST ID: 7RA11) by 12:00 p.m. (UK time) on 12 June 2023. See the notes to the Notice of Meeting for further information on proxy appointment through CREST.
10. Any alteration of this form must be initialed.

Please complete and return this Form of Proxy to the Registrar at the address shown overleaf. If you wish to use an envelope, please address it to 'FREEPOST NEVILLE'. If it is posted outside the United Kingdom, please return it in an envelope using the address shown overleaf and pay the appropriate postage charge.

Biodexa Pharmaceuticals PLC

FORM OF PROXY

(a company incorporated in England and Wales under the Companies Act 2006 with company number 09216368)

I/We ______________________________ being (a) member(s) of the Company and entitled to vote at the Annual General Meeting, hereby appoint

(Please only complete if appointing someone other than the Chairman of the Meeting)

[ ]

or failing him/her, the Chairman of the meeting as my/our proxy, to attend, speak and vote for me/us and on my/our behalf at the Annual General Meeting of the Company, to be held on 14 June 2023 at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ at 12 noon and at any adjournment thereof.

Resolutions (*Special Resolution)

	Resolution	FOR	AGAINST	WITHHELD
1	To receive the Company's Report and Accounts for the year ended 31 December 2022	☐	☐	☐
2	To approve the directors' Remuneration Report	☐	☐	☐
3	To elect Dr Stephen Parker as a Director of the Company	☐	☐	☐
4	To re-elect Dr Stephen Stamp as a Director of the Company	☐	☐	☐
5	To re-appoint Mazars LLP as auditor of the Company and to authorise the Directors to determine the auditor's remuneration	☐	☐	☐
6	To grant the directors authority to allot shares	☐	☐	☐
7*	Disapplication of pre-emption rights	☐	☐	☐

If you are planning to attend the Annual General Meeting, please tick the following box: ☐

Mark this box with an "X" if you are appointing more than one proxy: ☐

Signed:

Leave blank to authorise your proxy to act in relation to your full entitlement or enter the number of shares in relation to which your proxy is authorised to vote: [ ]

Date: DD - MM - YY

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NEVILLE REGISTRARS

Biodexa Pharmaceuticals PLC

Attendance Card

The Annual General Meeting will start at 12 noon and is being held on 14 June 2023 at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ.

If you plan to attend the Annual General Meeting, please bring this card with you to ensure you gain entry as quickly as possible.

Please present this card at the registration desk. It will be used to show that you have the right to attend, speak and vote at the Annual General Meeting.

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Name
Address 1
Address 2
Address 3
Address 4
Address 5
Address 6

NEVILLE REGISTRARS

Business Reply Plus
Licence Number
RTZE-YRRG-ETSK

NR 1

Neville Registrars Limited
Neville House
Steelpark Road
Halesowen
B62 8HD